Exhibit 23.2

Consent of Chris Roney

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and references to my involvement in the preparation of “Technical Report for Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study for Life of Mine Plan” (effective date of March 21, 2014) included in the 2013 Annual Information Form of North American Palladium Ltd., dated March 31, 2014 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-13766) and in the Registration Statement on Form F-10 (File No. 333-185656) of the references to my name and the above-mentioned information in the AIF.

Dated this 31st day of March, 2014.

Per:	/s/ Chris Roney, P.Geo
Chris Roney, P.Geo.
Consultant